JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2883

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

05011145

Group Secretariat

25th August 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiary where the Director is also a director of that company:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Richard Lee	Acquisition of JMH shares	24/08/2005	90,000	US$16.90

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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